SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

The Company hereby informs its shareholders and the market in general that received on June 3 2016, the Circular Letter of the BM&FBOVESPA number 2,438/2016-GAE-2, requesting clarification regarding the news published by Valor Econômico newspaper entitled "State Utility Company negotiates parcel debt of R$ 5.4 billion with Petrobras", as transcribed by the end of this Notice.

Therefore, the Company clarifies the following:

1. In December 2014, some of the Eletrobras distribution subsidiaries renegotiated amounts in arrears with their fuel oil and natural gas suppliers. These values corresponded to approximately R$ 8.6 billion, already negotiated and signed debt agreements acknowledgment. Such agreements have guarantees over the CCC Account receivables and Eletrobras personal guarantee.

2. Due to the mismatch of the transfer of the CCC Account funds - which is responsible for reimbursing funds for distribution subsidiaries, pursuant to Law 12,111/2009 - the distributors are negotiating new agreements with fuel suppliers to debts incurred from December 2014 to the current date. These figures, until April 2016, were approximately R$ 5.4 billion and will also have, in part, with guarantees on the CCC Account receivables.

3. The Company clarifies that such information are already adequately disclosed to the market, including in the Reference Form 2016 Risk Factors section, page 25, section 4.1 "Description of Risk Factors", filed by Eletrobras, with the CVM, on May 30, 2016.

Rio de Janeiro, June 3, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

[Free translation of the Official Letter CVM 2438/2016-GAE2 – Eletrobras – June 3, 2016]

Subject.: Request for clarification on the news published in the press

Dear Sirs,

In an article published in Valor Econômico newspaper, in its edition of 06.03.2016, under the title "State Utility Company negotiates to parcel debt of R$ 5.4 billion with Petrobras", contains, among other information, that:

1. Yesterday, Eletrobras confirmed that Petrobras has filed legal action to collect debts of R$ 1.7 billion of Amazonas Energia, its subsidiary;

2. According to the electric company, the amount is related to the supply of natural gas bills for power generation between December 2014 and June 2015, and current liabilities 2016.

We have not identified that information in the documents submitted by this company through the Empresas.NET system. In case of contradiction, please provide the document and the pages containing the information and the date and time in which they were sent.

It is noteworthy that the company should disclose periodic information and any other information of interest to the market through the Empresas.NET system, ensuring its full and immediate disclosure and fair treatment of investors and other market agents.

That said, we request clarification on the highlighted item until 06/06/2016, subject to the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02, with confirmation or not, as well as other information deemed important.

We highlight the obligation, contained in the sole paragraph of art. 4 of CVM Instruction 358/02, of inquiring the management and controlling shareholders of the company, in order to ascertain whether they have knowledge of information that should be disclosed to the market.

In the file to be sent must be transcribed the above inquiry of the content before the reply of this company.

This request falls under the Cooperation Agreement signed by CVM and BM&FBOVESPA on 12/13/2011, and its non-compliance may subject the company to the possible application of punitive fine by the Superintendence of Corporate Relations - SEP of CVM, respected the provisions of CVM Instruction 452/07.

Regards,

Nelson Barroso Ortega

Superintendence for Company Monitoring

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.